September 15, 2020

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Monocle Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 14, 2020
File No. 333-235766

Ladies and Gentlemen

Monocle Holdings Inc. (“NewCo” or the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 27, 2020 with respect to Amendment No. 1 to NewCo’s registration statement on Form S-4 filed by NewCo on February 14, 2020 (the “Amendment No. 1”), which contains Amendment No. 1 to the proxy statement on Schedule 14A of Monocle Acquisition Corporation (“Monocle”) filed by Monocle on February 14, 2020. On behalf of the Company, we are respectfully submitting the responses below to the comments in such comment letter in connection with the Company’s filing with the Commission of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on the date hereof. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by the Company’s responses. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed February 14, 2020

Selected Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 50

1.	We refer to the pro forma combined (assuming maximum redemption of shares of common stock) column. Your line item “total liabilities” appears to include the Newco convertible preferred stock. Please revise your total liabilities to exclude the Newco convertible preferred stock or explain to us why you believe this presentation is appropriate. This comment also applies to your capitalization table on page 106.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that under the new transaction structure described in Amendment No. 2, the NewCo Convertible Preferred Stock is no longer issuable as consideration for the Business Combination. The Company has recalculated the total liabilities line item to exclude the NewCo Convertible Preferred Stock on page 51 of Amendment No. 2.

Comparative Share Information, page 52

2.	Please revise your table:

•	to show AerSale’s book value per share as $5,555 and $5,700 for the year ended December 31, 2018 and the nine months ended September 30, 2019, respectively;

•	to clarify that the basic and diluted net income (loss) per share information you present pertains to continuing operations; and

•	to include parentheses around AerSale’s net losses per share from continuing operations for the year ended December 31, 2018 and the nine months ended September 30, 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 2.

Capitalization, page 106

3.	Please revise your table:

•	to include the FILO term loan or explain to us why you have excluded it; and

•	to reconcile AerSale’s stockholders’ equity and total stockholders’ equity and owners’ equity to the historical balance sheet at September 30, 2019, and revise total capitalization as appropriate.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that under the new transaction structure described in Amendment No. 2, there is no longer a FILO term loan contemplated to fund a portion of the acquisition consideration. The Company has revised the capitalization table to reconcile AerSale’s stockholders equity and total stockholders’ and owners’ equity to the historical balance sheet for June 30, 2020, the new interim period provided in Amendment No. 2, on page 107 of Amendment No. 2.

AerSale Corp. and Subsidiaries Financial Statements for the Nine Months Ended September 30, 2019
Note D – Revenue, page F-70

4.	We note from your revision to the registration statement that for the nine months ended September 30, 2019 you recognized, as revenue, the entire opening balance of your contract liabilities. Please disclose the opening balance of your contract liabilities as provided by ASC 606-10-50-8(a).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-81 of Amendment No. 2.

Signatures, page II-6

5.	We note your response to prior comment 41. Considering the persons you identify as about to become directors have not yet signed the registration statement, it continues to appear that the consents of those persons are required by Rule 438. Please file those consents.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page II-6 of Amendment No. 2.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

By:	/s/ Gregory P. Patti, Jr.
	Name:	Gregory P. Patti, Jr.
	Title:	Partner

Enclosures

cc:	Via Email
Eric J. Zahler
Monocle Holdings Inc.

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